Phenomix Sciences

Software Technology Life Science Healthcare Health and Fitness

Mayo Clinic startup personalizing weight loss

PHENOMIXSCIENCES.COM ROCHESTER MINNESOTA





Only 30% of patients respond well to a given obesity treatment, but typical treatment is ad hoc, wasting precious time and money. As Mayo Clinic obesity doctors, we've demonstrated that identifying a patient's specific type (aka phenotype) of obesity and personalizing their treatment produces twice the amount of weight loss. With exclusive... more

Andres Acosta Founder and CEO @ Phenomix Sciences

Why you may want to support us...

Why investors ❤ us

WE'VE RAISED $1,376,163 SINCE OUR FOUNDING



When I first heard that Andres was spinning out a company from his obesity research at Mayo, I was immediately on board to invest. I have known of his research personally and could not be more excited that this has finally reached a stage where it can be employed for patients beyond the walls of Mayo. From an opportunity perspective, the market is huge, but what is even more exciting is the potential impact this could have to thousands, if not millions of patients that are trying to lose weight.

Sean McCauley
Investor



Dear Andres! I just learned about your company through your LinkedIn post and I'm extremely proud and honored to be able to participate in any way with this project of yours. Cheers to Phenomix! Dr. Mari Mitrani

Mari Mitrani



Great research and human benefit. May it lead to success for your fine team

Loren Roseth

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Andres Acosta

Founder and CEO

Mayo Clinic Physician Scientist. Serial Entrepreneur. Obesity/Diabetes Expert.



Michael Camilleri

MD

Gastroenterologist and Professor at Mayo Clinic. 800 publications and holds multiple patents.



Ross Higgins

COO

Operations management, scientist, and business professional with 10+ years experience in clinical laboratory and biotech startups



Erich Heneke

CFO

Supply chain management, financial accounting and controls, healthcare, financial reporting



Sean McCauley

Board Member

Specialties: Pricing Retail Analytics Data Visualization Consulting



Donna Ryan, MD

Phenomix Medical Advisory Board

Professor Emerita at Pennington Biomedical and President Elect of the World Obesity Federation

Erich Heneke

In the news

Investor Q&A

– COLLAPSE ALL

What does your company do?

Only 30% of patients respond well to a given obesity treatment, but typical treatment is ad hoc, wasting precious time and money. As Mayo Clinic obesity doctors, we've demonstrated that identifying a patient's specific type (aka phenotype) of obesity and personalizing their treatment produces twice the amount of weight loss. With exclusive tech from Mayo Clinic, we are commercializing our first product in the form of a simple blood test to bring forward precision medicine to weight-loss therapy.

Where will your company be in 5 years?

All too often, patients with chronic diseases are not getting the most effective treatment because of a one-size-fits-all approach. We plan to break that paradigm beginning first with obesity and employing our novel approach to tackle diabetes, hypertension, hyperlipidemia, cardiovascular disease, and many other chronic diseases. cardiovascular disease, and many other chronic diseases.

Financials

Phenomix Sciences has financial statements ending December 31 2019. Our cash in hand is $460,330.12, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $91,767/month.

At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$809,387
Net Loss


IOU!

$31,298 +326%
Short Term Debt



$1,188,663
Raised in 2019



$460,330
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Only 30% of patients respond well to a given obesity treatment, but typical treatment is ad hoc, wasting precious time and money. As Mayo Clinic obesity doctors, we've demonstrated that identifying a patient's specific type (aka phenotype) of obesity and personalizing their treatment produces twice the amount of weight loss. With exclusive tech from Mayo Clinic, we are commercializing our first product in the form of a simple blood test to bring forward precision medicine to weight-loss therapy.

All too often, patients with chronic diseases are not getting the most effective treatment because of a one-size-fits-all approach. We plan to break that paradigm beginning with the obesity epidemic.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Phenomix Sciences LLC was incorporated in the State of Minnesota in August 2017.

Since then, we have:

- Secured an exclusive license to IP (patent pending) and know-how from Mayo Clinic relating to obesity phenotyping.

- Hired key personnel for management, laboratory operations, and market development.

- Established a CLIA-registered laboratory facility in St. Paul, MN furnished with necessary equipment and instrumentation for genomic and metabolomic testing

- Completed initial method development for metabolomic biomarker testing workflows

- Obtained LOI's from health care providers interested in applying our test within their clinical practices for obesity management

- Designed a pragmatic trial to further expand our evidence surrounding utility of Phenotyping for obesity management

Historical Results of Operations

Our company was organized in August 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $479,060.58, including $460,330.12 in cash. As of December 31, 2018, the Company had $16,544.88 in total assets, including $16,654.88 in cash.
- *Net Loss.* The Company has had net losses of $809,387.36 and net losses of $123,810.62 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,406,638.06 for the fiscal year ended December 31, 2019 and $134,845.00 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,375,340.20 in convertibles and $45,000 in non dilutive awards/grants. An additional grant of $35,000 has been awarded, but not disbursed.

Our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing to perform operations over the lifetime of the Company. We plan to raise additional capital within 3 months from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Phenomix Sciences LLC cash in hand is $260,981.52, as of February 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $112,861/month, for an average burn rate of $112,861 per month. This amount is reflective of several non-recurring expenses in the preceding 3 months.

We do not expect any revenue until the product is ready for commercial sale (Q1 2021). Our expenses will scale throughout 2020 as we make key hires, incur additional product development expenses, and prepare for our commercial market launch.

Our intent is to be profitable in 30 months.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
-169%

Earnings per Share:
-$0.77

Revenue per Employee:
$0

Cash to Assets:
96%

Revenue to Receivables:
~

Debt Ratio:
294%

Statement of Cash Flows.pdf

Profit Loss.pdf

Balance Sheet.pdf

Phenomix Financial Statements- Reviewed.pdf

Risks

1. FDA or other governmental actions could introduce new and unforeseen regulatory burdens or limitations relating to how we develop, sell, or market the test. There can be no assurance that new regulations will not interfere with our proposed business model.

2. Our management team is small, consists of some part time personnel and therefore the loss of services by any member of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. Although provisional patents have been filed, there is no assurance that patents will be issued or that claims will not be challenged in the future. Loss of IP may dilute our early-to-market position in the obesity space and/or may expose us to new competition, or challenges to our business.

4. Laboratory tests are technically complex, requiring very sophisticated equipment, software, and highly trained personnel to validate, operate, maintain, and perform them. Despite our best efforts of mitigation, human or technical errors and unforeseen challenges could occur. Such occurrences could bring rise to launch/testing delays, unexpected costs, legal or regulatory actions, and/or adverse effects to our business and reputation.

5. Our initial business model requires that healthcare providers order the test on behalf of their patients. While we have developed a strategy to market and reach the likely ordering providers, there is no assurance that these providers will adopt the test and utilize it at a rate that meets our expectations.

6. Our initial payment model requires patients to pay out of pocket for the testing services rather than billing to their insurance company. While out-of-pocket healthcare expenditures are increasingly common, especially for obesity and wellness-related products/services, there is no assurance that patients will be willing to pay out of pocket for the testing at a rate that meets our expectations.

7. While we intend to pursue support for third party reimbursement of testing services in the future to open up revenue opportunities for patients not willing to pay out of pocket for testing, there is also no assurance of a positive coverage determination from payers or that the reimbursement rates set for our test by payers will be favorable relative to the cash payment rates.

8. Obesity, genomics, and the metabolomics, are each dynamic and evolving fields of study with new clinical or scientific data emerging on a constant basis. There is no assurance that our initial clinical validations adequately controlled for all variables, or that new evidence will not emerge in the future that could change or refute the interpretation, accuracy, or relevancy of our test.

9. Our future success depends on the efforts of a small management team and part time founders. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

10. The Company has not yet authorized the preferred units into which the convertible note may convert.

11. The financial statements of the company have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company is in a pre-revenue stage and incurring expenses without generating income. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise an additional $2.5 million within the first two quarters of 2020 for working capital needs. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

12. Andres Acosta is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

13. The company is an early stage company that is pre-revenue. The company cannot guarantee when and if it will produce revenues in the future.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Paul Owen	Executive @ Advisor	2019
Michael Camilleri	Physician Researcher @ Mayo Clinic	2018
Sean McCauley	Senior Advisor @ TPG Capital	2018
Andres Acosta	President @ Phenomix Sciences LLC	2017

Officers

OFFICER	TITLE	JOINED
Andres Acosta	President CEO	2017
Ross Higgins	COO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Andres Acosta	800,000 common units	80.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
12/2019	$40,116	Convertible Note
11/2019	$500,000	Convertible Note
10/2019	$200,000	Convertible Note
09/2019	$25,000	Convertible Note
07/2019	$5,000	Convertible Note
07/2019	$50,000	Convertible Note
05/2019	$30,000	Convertible Note
03/2019	$30,000	Convertible Note
03/2019	$15,000	Convertible Note
01/2019	$5,000	Convertible Note
10/2018	$60,000	Convertible Note
10/2018	$25,000	Convertible Note
03/2019	$288,547	Convertible Note
10/2018	$65,000	Convertible Note
09/2018	$25,000	Convertible Note
05/2018	$12,500	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
05/17/2018	$12,500				
09/18/2018	$25,000				
10/11/2018	$65,000				
10/12/2018	$25,000				
10/14/2018	$60,000				
01/25/2019	$5,000				
03/02/2019	$15,000				
03/18/2019	$30,000				
05/13/2019	$30,000				
07/01/2019	$50,000				
07/16/2019	$5,000				
09/09/2019	$25,000				
10/07/2019	$200,000				
11/26/2019	$500,000				
12/24/2019	$40,116				

Outstanding Debts

None.

Related Party Transactions

Name	Jorge Paz
Amount Invested	$35,000
Transaction type	Convertible Note
Issued	10/19/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder's brother's father in law

Name	Pablo Acosta
Amount Invested	$30,000
Transaction type	Convertible Note
Issued	10/14/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Cousin

Name	Andres Acosta
Amount Invested	$5,000
Transaction type	Convertible Note
Issued	01/25/2019
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	09/09/2019
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$9,600,000
Relationship	Board Member

Name	Andres Acosta
Amount Invested	$12,500
Transaction type	Convertible Note
Issued	05/17/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$15,000
Transaction type	Convertible Note
Issued	03/02/2019
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Board Member

Name	Agustin Acosta
Amount Invested	$30,000
Transaction type	Convertible Note
Issued	10/19/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder's brother

Name	Francisco Acosta
Amount Invested	$30,000
Transaction type	Convertible Note
Issued	10/14/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Cousin

Name	Andres Acosta
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	09/18/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	10/19/2018
Interest	7.0 per annum
Discount rate	20.0
Maturity	03/31/2021
Valuation cap	$8,000,000
Relationship	Board Member

Use of Funds

$200,000	95% for acquisition of key laboratory equipment 5% for Wefunder intermediary fee
$1,070,000	45% for acquisition of key laboratory equipment, reagents, and software 50% for initial staff (laboratory, business development) 5% for Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Options	46,750	46,750	Yes
Common Units	1,260,000	1,010,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.